EXHIBIT 6.04

Technology Assignment Agreement

Border Sense

Between

Mohammed Zulfiquar, Assignor

&

Sensortecnics IP Inc, Assignee

with collateral components including the availability of research and development and a limited license from Datatecnics Corporation, Ltd., As the Developer

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TECHNOLOGY ASSIGNMENT AGREEMENT

THIS TECHNOLOGY ASSIGNMENT AGREEMENT (the “Agreement”), is effective as of March 22, 2019

BETWEEN:

Mr. Mohammed Zulfiqar of 35 Elmdon Rd Selly Park, Birmingham B29 7LF, United Kingdom (the “Assignor”)

- AND -

Sensortecnics IP, Inc. a Nevada Corporation of 50W Liberty St, Suite 880, Reno, NV 89501 (wholly-owned subsidiary of Sensortecnics, Inc.)

(the “Assignee”)

- AND -

Datatecnics Corporation, Ltd. of 36 Calthorpe Road, Edgbaston, Birmingham, B15 1TS United Kingdom (the “Developer”)

BACKGROUND:

WHEREAS, the Assignor wishes to assign a certain partially developed set of technologies, in need of further development work, Border Sense, further disclosed and set forth in Exhibit A hereto (the “Technology” or “Border Sense” or “Smart Digital Barrier”) to the Assignee and the Assignee desires to use the Technology Assignment in accordance with the terms and conditions stated below.

WHEREAS, Border Sense is a smart wall with inbuilt technology, including, in particular, for safeguarding country borders, prison perimeter walls or temporary walls for the US military when it goes to war need to construct adequate temporary housing facilities, generally known as a base or compound (depending on size).

WHEREAS, the Border Sense solution offers the United States Government a sophisticated method to protect its borders far beyond the capabilities of a basic “wall.” Most significantly, the parties seek to enable the United States Government a cost-effective method to build the Border Sense System and innovative mechanisms to recover initial costs to ultimately cost the US taxpayer very little to nothing. For the United States Government, the Technology enables the parties to design a completely novel framework for a resilient low-cost Smart Digital Barrier to solve an age-old problem and resolve an important political issue, employing innovative technologies coupled with reconfigured and optimized existing security systems.

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WHEREAS, the Assignor believes that the Technology is significantly more advanced than any “wall” proposed so far to the United States Government and will provide a more sophisticated, politically acceptable and humane method of securing the United States borders, and that of other countries, all while making it virtually impossible, if not impossible, to have anyone cross such a border undetected.

WHEREAS, the Assignor has developed the Technology which is a unique and smart high-tech solution for the protection of a country’s border or any other perimeter, through the use of intelligent technologies.

WHEREAS, the Assignor and the Developer, including through their respective affiliates and principals, have utilized the Internet Of Things (IOT) and pioneered smart sensor technologies, whose core competency is innovative design and technological, robust solutions for complex scientific and industrial problems, including as applied to Smart Digital Barrier.

WHEREAS, the Assignor and the Developer, including through their respective affiliates and principals, have already developed a number of ground-breaking products focused on key issues affecting the energy, water, environment and infrastructure sectors, solving problems previously considered insurmountable, which has enabled them to win several prestigious awards as well as considerable interest from major corporations.

WHEREAS, the Assignor and the Developer, including through their respective affiliates and principals, will remain independent with a laser-focus on realizing its vision of delivering smart, cost-effective solutions for its partners, including the Assignee.

WHEREAS, a part of the Technology, employs the use of the Assignor’s lead product, Datatecnics Corporation, Ltd., CIPPS® (Critical Infrastructure Pipeline Protection System), previously assigned to the Developer, which is currently undergoing further product development from a technology status to product in partnership with United Utilities, UK’s leading water services company, Radius Pipes, a leading pipeline manufacture and CPI (Centre for Process Innovation) a government funded R&D facility with almost 1000 scientists and experts in OPE (Organic Printed Electronics), all of which and all of whom will be available with regard to the development of the Technology, including the Assignor, as this Assignment contemplates the engagement of the services of the Developer, Datatecnics Corporation, Ltd., for the further development of the Technology, including with the use of CIPPS® and of CIPS™, in connection with the Technology.

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WHEREAS, the Developer, Datatecnics Corporation Ltd., in partnership with its customer, United Utilities is further developing and implementing CIPPS®, as a finished product, i.e. smart micro sensors embedded within the pipeline walls, replacing its infrastructure of existing pipes in the United Kingdom, using CIPPS® smart pipes. This project is supported with partial funding from Innovate UK, a UK government body which supports disruptive innovation. The production collaboration partners are, Datatecnics Corporation ltd (the lead), Radius Systems (partner) and CPI (Centre for Process Innovation) based in Teesside UK (the contractor).

WHEREAS, Datatecnics was the first company to file for patents for “intelligent” pipes through the use of printed electronics with nano/micro sensors embedded within pipeline walls for monitoring pipeline integrity. CIPPS® technology. CIPPS® technology facilitates the transformation of dumb, inert plastic or metal surfaces into completely intelligent autonomous self-thinking systems, susceptible to monitoring. A self-managing predictive asset management system, CIPPS® is designed to predict failure-point in advance to maintain operational resiliency.

WHEREAS, the Assignor and Datatecnics Corporation, Ltd., a company controlled by the Assignor, have received several prestigious awards for innovation and contribution to industry. CIPPS® sensor technologies has taken Datatecnics Corporation, Ltd. almost 7 years to develop. Now, in partnership with UK’s largest water utility operator and collaboration with Radius Systems a leading pipe manufacture the end product is being developed for launch to the global market in 2020.

WHEREAS, Datatecnics Corporation, Ltd. has been partnering with the following entities in the further development of CIPPS®:

1.	Innovate UK is the part of UK government body that provides funding through grants for specialized projects. They have awarded us a grant for this project.

2.	United Utilities are the UK’s largest water company, they are our first major customer and support partner. We have already completed extensive live field tests with them last year.

3.	Radius Pipes are a leading global pipe manufacturer, they are one of our project collaboration partners, we will give the finished CIPPS sensors, they will then embed them within the pipes to make the finished product.

4.	CPI is a UK Government funded R&D facility that specializes in PE (Printed Electronics), this is where we do our R&D and product development. CPI has dedicated a portion of its facility for the Developer’s endeavors.

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WHEREAS, this Assignment contemplates a limited license for CIPPS® and for CIPS™, from the Developer, Datatecnics Corporation, Ltd., in connection with the exploitation of the Technology for sub component IP that has been tailored for smart wall applications for sensing of physical or digital breaches.

CIPPS & CIPS explained

1.	CIPPS® (Critical Infrastructure Pipeline Protection System) for Pipelines Only, Datatecnics Corporation, Ltd.

2.	CIPS™ (Critical Infrastructure Protection System) for IOT applications, everything other than Pipes. (This is used as a part of the Technology.)

WHEREAS, the Smart Digital Barrier, as currently conceived can be further described as follows:

-	Border Sense– The Smart Component of the Smart Digital Barrier

o	Border Sense is a completely intelligent autonomous wall with inbuilt array of smart sensors which can monitor the entire surface in real time and provide meaningful real-time information.
o	The top panels will be imbedded with micro touch sensors on polyethylene terephthalate (PET) triggered when physically touched.
o	This is a matrix of invisible, and not discernible micro sensors.
o	Border Sense will not require maintenance as this will be digitally protected against failure, damage or physical breaches.
o	Smart - self managing barrier.
o	Modular structure easily constructed repaired or upgraded.
o	Self-powering modules through Thin Film Technology (TFT) photovoltaics.

-	GPR (Ground Penetration Radar)

o	GPR sensing across the entire wall integrated within the infrastructure showing any breaches underground such as tunneling.

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-	Physical Barrier – The Simple Component of the Smart Digital Barrier

o	The Sensortecnics Physical Barrier (the wall) is estimated to cost considerably less than competitor walls as it does not need the height, the thickness or the material intensity. All of its capabilities will instead be enhanced by being linked in with the Sensortecnics Smart Digital Barrier.
o	The wall would be constructed in smaller modular interchangeable units

■	Steel columns with thin concrete rows.
■	Digital sensors will be embedded at manufacturing.

-	The Extra layer

o	Embedded within the wall will be a thin layer of graphene film. This super composite is 100 times stronger than steel and more conductive than gold. This will give the wall an inner strengthening of the steel making penetration almost impossible (optional extra)

-	Robotics – A sophisticated package of sensors positioned on a smart track.

o	A robotic track with smart camera system with facial recognition capabilities will travel across the entire wall length scanning persons of interest within the perimeter mapped zone, facilitating rapid response. This is not available with currently contemplated alternative proposals.
o	Modular units positioned at central points will ensure real-time coverage of entire length, again for rapid response.
o	The intelligent camera system will record biometric data of persons of interest which is then fed directly to central servers - Homeland Security or military as applicable to use.
o	Software algorithms will be specially developed into clean data which can then integrate with other US databases and with our allies to identify, monitor and track any person of interest picked up on sensors.
o	Virtual wall sub sections specifically tailored where installing a physical wall is simply not feasible.

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-	Drone Lock

o	Portable drones situated at strategic points will be connected digitally. These are autonomous vehicles which will be activated as and when required to track persons of interest.
o	Data will be immediately and automatically transmitted to central control.
o	Drones will return to their secure self-charging stations automatically.

-	Big Data

o	Specially designed software using AI (artificial intelligence)
o	ML (Machine Learning)
o	Seamless interface into immigration and police database systems, within bespoke parameters.

-	Border Police Notification System

o	The system will monitor a range of critical data sets which will be transmitted in real time to different authorities, as predetermined.

-	Any potential breach of the barrier will send real time data with location information and images, including to the nearest border police unit. Low cost scalable TFT (thin film technology) sensors
-	Robotics based AV
-	Smart Drone tracking
-	Fully upgradable
-	Inbuilt multi-layered cyber-attack protocols.

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IN CONSIDERATION OF the provisions contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

Incorporation by Reference

1. The foregoing is incorporated herein by this reference as though fully restated.

Assignment

2. Under this Agreement the Assignor conveys all rights, title and interest to the Assignee (the “Assignment”) to the several technologies set forth in the attached Exhibit A which technologies were developed by the Assignor (the “Technology”).

3. “Technology” includes the know-how, the blueprints, the mix of technologies including photonics (optical laser), PE (printed sensors on a PE substrate or other, software algorithm (the protected software formulae), and other sub parts including executable Nano sensors and MEMS sensors, and any related printed, electronic and online documentation and any other files that may accompany the product, as further described in the attached Exhibit A.

4. Title, copyright, intellectual property rights and distribution rights of the Technology remain exclusively with the Assignor. Intellectual property rights include the look and feel of the Technology. This Agreement constitutes a transfer of ownership rights to the Technology.

5. The Technology may not be modified, reverse-engineered, or de-compiled in any manner through current or future available technologies.

6. Failure to comply with any of the terms under the Assignment section will be considered a material breach of this Agreement.

7. Insolvency of the Assignee bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws arising out of its inability to meet its financial obligations, or fails to make any payment required by this Agreement within thirty (30) days of its due date, following notice will be considered a material breach of this Agreement.

Assignment Fee and Related Required Costs

8. The Assignment fee for this Agreement, the Technology, as more fully set forth in Exhibit A, shall be an initial $100, plus an annual maintenance fee of $10,000, plus 1% of all sales or revenues (the “Percentage Royalty”) achieved by the Assignee as a result of the use of the Technology; provided however, that the Assignee shall have the option to eliminate the Percentage Royalty by paying $2,500,000, 50% of which would be paid following the closing of the offering pursuant to the Regulation A filing contemplated by the Assignee and the other 50% six months after commencing marketing of any underlying product (the “Percentage Royalty Buyout”). In the absence of any Percentage Royalty Buyout, payment of the annual maintenance fee will be on January 2 of each year following the execution of this Agreement; payment of the Percentage Royalty shall be made quarterly, within 15 days of the end of each calendar quarter.

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9. In addition, the Assignee, will be able to engage the services of the Developer, at the Developer’s cost +5%, for ongoing research and development, as set forth in Exhibit B, for delivering the Border Sense (technologies) from a Border Sense integrated system CIPS™ (Critical TFT (Thin Film Technology)) Sensor platform to TRL level 6 “Prototype System Verified”. This research and development will enable the Assignee to integrate the IP directly into its customers’ blueprint end user design document. This will cover TRL level 7-9. In the alternative, at a smaller total cost, a scaled-back version to TRL level 3, would be accomplished by engaging the services of the Developer.

10. In addition, the Assignee shall pay to Datatecnics Corporation, Ltd., in its capacity as the licensor of CIPS™, and to the limited extent necessary in connection with the potential use of the Technology in accordance with the terms hereof, CIPPS®,1% of all sales or revenues achieved by the Assignee. This percentage royalty shall be paid to Datatecnics Corporation, Ltd. for the use, or possible use, of CIPS™ and/or CIPPS®, directly or indirectly, irrespective of any actual use thereof. Payment of this royalty shall be made quarterly, within 15 days of the end of each calendar quarter. Recognizing that the Assignee has other licenses or assignments of other technologies from the Assignor for the use, or possible use, of CIPS™ and/or CIPPS®, the 1% fee payable to Datatecnics Corporation, Ltd., in connection therewith, shall remain at 1% of all sales or revenues achieved by the Assignee despite the number of separate technologies for which this limited license is made. There is no additional compensation for each such use, or possible use, of CIPS™ and/or CIPPS®.

11. In Addition, the TRL technology deliverable under the agreement includes IP updates as per Exhibit B.

Limitation of Liability

12. The Technology is provided by the Assignor and accepted by the Assignee “as is”. Liability of the Assignor will be limited to a maximum of the original purchase price of the Technology. The Assignor will not be liable for any general, special, incidental or consequential damages including, but not limited to, loss of production, loss of profits, loss of revenue, loss of data, or any other business or economic disadvantage suffered by the Assignee arising out of the use or failure to use the Technology.

13. The Assignor makes no warranty expressed or implied regarding the fitness of the Technology for a particular purpose or that the Technology will be suitable or appropriate for the specific requirements of the Assignee.

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14. The Assignor does not warrant that use of the Technology will be uninterrupted or error-free. The Assignee accepts that Technology in general is prone to bugs and flaws within an acceptable level as determined in the industry.

Warranties and Representations

15. The Assignor warrants and represents that it is the copyright holder and sole owner of the Technology. The Assignor warrants and represents that granting the Assignment to use this Technology is not in violation of any other agreement, copyright or applicable statute and that the Assignor has the right to make this Assignment.

Acceptance

16. All terms, conditions and obligations of this Agreement will be deemed to be accepted by the Assignee (“Acceptance”) upon execution of this Agreement.

17. Any new patents or intellectual property rights developed by the Assignor, shall be the subject matter of a separate agreement, if at all.

User Support

18. No user support or maintenance is provided as part of this Agreement, except as provided for herein.

Term

19. The term of this Agreement will commence as of the date hereof and is perpetual.

Termination

20. This Agreement will be terminated and the Assignment forfeited where the Assignee has failed to comply with any of the material terms of this Agreement or is in breach of this Agreement, and not remedied within thirty (30) days of notice. On termination of this Agreement for any reason, the Assignee will promptly destroy the Technology or return the Technology to the Assignor, as specified by Assignor.

21. For this purpose, a breach of this agreement shall include any one or more of the following shall (Events of Default) shall occur if: the Assignee (i) admits in writing its inability to pay its debts generally as they mature; (ii) makes a general assignment for the benefit of creditors; (iii) fails or becomes unable to pay its debts as they mature iv) is adjudicated a bankrupt or insolvent; (v) files a voluntary petition in bankruptcy or a petition or an answer seeking an arrangement with creditors; (vi) takes advantage of any bankruptcy, insolvency or readjustment of debt law or statute or files an answer admitting the material allegations of a petition filed against it in any proceeding under any such law; (vii) applies for or consents to the appointment of a receiver, trustee or liquidation for all or a substantial portion of its assets; (viii) has an involuntary case commenced against it under the Federal bankruptcy laws, which case is not dismissed or stayed within thirty (30) days; or (viii) fails to pay its taxes on a timely basis; (ix) violates any covenant provided for in this Agreement and such violation shall continue unremedied for a period of thirty (30) days following the giving of written notice thereof from the Assignor;

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Force Majeure

22. The Assignor will be free of liability to the Assignee where the Assignor is prevented from executing its obligations under this Agreement in whole or in part due to Force Majeure, such as earthquake, typhoon, flood, fire, and war or any other unforeseen and uncontrollable event where the Assignor has taken any and all appropriate action to mitigate such an event.

Governing Law

23. The Parties to this Agreement submit to the jurisdiction of the courts of the United Kingdom for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement. This Agreement will be enforced or construed according to the laws of the United Kingdom.

Miscellaneous

24. This Agreement can only be modified in writing signed by both the Assignor and the Assignee.

25. This Agreement does not create or imply any relationship in agency or partnership between the Assignor and the Assignee or with the Developer.

26. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

27. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties’ intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

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28. This Agreement contains the entire agreement between the parties. All understandings have been included in this Agreement. Representations which may have been made by any party to this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value in this Agreement. Only the written terms of this Agreement will bind the parties.

29. This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Assignor’s successors and assigns.

Notices

30. All notices to the parties under this Agreement are to be provided at the addresses set forth above, or at such addresses as may be later provided in writing.

IN WITNESS WHEREOF the parties have duly affixed their signatures under hand and seal on this _______________ day of March, 2019.

Mohammed Zulfiquar	Sensortecnics IP, Inc.

Per:	Per:
Mohammed Zulfiquar	Richard Drake, Director

Datatecnics Corporation, Ltd.:

Per:
Mohammed Zulfiquar

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Exhibit A

TRL (Technology Readiness Level)

For Border Sense

Current status.

-	Sensors TRL 6
-	Completed system TRL 2

Technology Readiness Level (Explained)

Technology Readiness Levels (TRL) are a type of measurement system used to assess the maturity level of a particular technology. Each technology project is evaluated against the parameters for each technology level and is then assigned a TRL rating based on the projects progress. There are nine technology readiness levels. TRL 1 is the lowest and TRL 9 is the highest.

When a technology is at TRL 1, scientific research is beginning and those results are being translated into future research and development. TRL 2 occurs once the basic principles have been studied and practical applications can be applied to those initial findings. TRL 2 technology is very speculative, as there is little to no experimental proof of concept for the technology.

When active research and design begin, a technology is elevated to TRL 3. Generally, both analytical and laboratory studies are required at this level to see if a technology is viable and ready to proceed further through the development process. Often during TRL 3, a proof-of-concept model is constructed.

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Once the proof-of-concept technology is ready, the technology advances to TRL 4. During TRL 4, multiple component pieces are tested with one another. TRL 5 is a continuation of TRL 4, however, a technology that is at 5 is identified as a breadboard technology and must undergo more rigorous testing than technology that is only at TRL 4. Simulations should be run in environments that are as close to realistic as possible. Once the testing of TRL 5 is complete, a technology may advance to TRL 6. A TRL 6 technology has a fully functional prototype or representational model.

TRL 7 technology requires that the working model or prototype be demonstrated in a space environment. TRL 8 technology has been tested and “flight qualified” and it’s ready for implementation into an already existing technology or technology system. Once a technology has been “flight proven” during a successful mission, it can be called TRL 9.

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Technical R&D and Product Development Standards

We have designed our technologies to NASA research standards.

Product development standards are based on the EVT, DVT, PVT framework.

-	Engineering Verification Testing (EVT)
-

o	Engineering Verification Testing (EVT) is a specific product verification test performed on prototypes to verify the design meets desired product specifications and performance. EVT consists of basic functional tests, parametric measurements and specification verification.
o	Percept offers Quick Design Verification Tests (Q-DVT) for a fast, first look that helps uncover high impact design weaknesses early in the product development cycle. The Q-DVT is especially useful in rapid prototyping or quick response products for which EVT or DVT is not feasible. Q-DVT is a reliability risk assessment tool that can locate weaknesses and recommend potential changes to improve the product. Q-DVT includes an operational temperature test, an operational vibration test, and an Electro-Static Discharge

-	Design Verification Testing (DVT)

o	After prototyping, the product is moved to the next phase of the design cycle: Design Refinement. Engineers revise and improve the design to meet performance and design requirements and specifications. Design Verification Testing (DVT) is specific product verification tests performed to deliver objective, comprehensive testing verifying the following:
o	All products specifications
o	Interface standards
o	OEM requirements
o	Diagnostic commands

-	DVT is an intensive testing program consisting of five areas of testing:

o	Functional Testing (including usability)
o	Performance Testing
o	Environmental Testing
o	Product Reliability Testing
o	Product Regulatory Compliance Testing

-	Process (or Pilot) Verification Testing (PVT)

o	When the product moves to production phase, the Process (or Pilot) Verification Test (PVT) is used. The PVT is a subset of the Design Verification Test (DVT) performed on pre-production or production units. The purpose is to verify the design has been correctly implemented into production.

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Exhibit B

Re Update of Patents, drafting and submitting of further patents for Border Sense

Within the assignment agreement the assignor will include-

-	Complete all responses to examiners questions including edits, and changes to the Patent until fully granted or maximum period of 4 years
-	Draft and file ongoing sub patents for the Border senses patent portfolio, we estimate a further 7 patents will be drafted.
-	The patents are drafted by Dr Ben Appleton, Patent attorney, Wilson Gunn IP attorneys. A well-respected International IP law firm.
-	We will pay for all above costs

Border Sense Patent Status.

Channel Green Fastrack (this means the patent can fully granted within 1- 2 years instead of 4 years.

Total Patents Filed –             3

- In design to follow approx. 7

Stage 1-              UK PCT GB

Stage 2-              USPTO

Geographical:   Global

Patent 1

Title – Photonics (optical sensing)

Patent 2

Title – Sensing and Data Capture

Patent 3.

Title- Underground Sensing

Patents will be provided with 14 days when received from the patent office. Verification available from Wilson Gunn attorneys

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